UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Akorn, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009728106

(CUSIP Number)

G. Edward Arledge, 11988 El Camino Real, Suite 200, San Diego, CA  92130 (858) 720-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gulu C. Waney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,671,173

	8.	Shared Voting Power 1,124,600

	9.	Sole Dispositive Power 1,671,173

	10.	Shared Dispositive Power 1,124,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Winchester Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 628,400

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 628,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 628,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Savika Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 346,200

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 346,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Doral Park Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 130,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 130,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shively Trade Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 20,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This constitutes Amendment No. 2 ("Amendment") to the Statement on Schedule 13D, filed on October 17, 2003, relating to shares of the Common Stock (the "Shares") of Akorn, Inc., a Louisiana corporation (the "Issuer"), as amended by Amendment No.1 to such filing, filed on December 31, 2003. The principal executive offices of the Issuer are located at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089.

Item 2.	Identity and Background
(a)

This Statement is filed by Gulu C. Waney, a citizen of India (“Mr. Waney”), First Winchester Investments, Ltd., a British Virgin Islands corporation (“First Winchester”), Savika Ltd, a Channel Islands corporation (“Savika”), Doral Park, a British Virgin Islands corporation (“Doral Park”), and Shively Trade Ltd, a British Virgin Islands corporation (“Shively”).  Collectively, Mr. Waney, First Winchester, Savika and Doral Park are referred to as the “Reporting Persons,” or individually as a “Reporting Person.”

(b)

Mr. Waney’s address is Villa 11, off Al Tranya Street Umm Suqueim, P.O. Box 53078 Dubai, Villa 11, U.A.E.  First Winchester’s address is 8 Church Street, St. Heiler, Jersey JE4 0SG, Channel Islands.  Savika’s address is P.O. Box 301, queens House, Don Road, St. Helier, Jersey, Channel Islands, British Isles.  Doral Park’s address is P.O. Box 3159 Road Town, Tortola, British Virgin Islands.  Shively’s address is P.O. Box 3159 Road Town, Tortola, British Virgin Islands.

(c) Mr. Waney’s principal occupation is as Chairman of Standard Carpets LLC, a carpet manufacturing company with a principal business address of P.O. Box 27977 Sharjah, U.A.E.
(d)-(e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Waney is a citizen of India. First Winchester, Shively and Doral Park are British Virgin Islands corporations. Savika is a Channel Islands corporation.
Item 3.	Source and Amount of Funds or Other Consideration
Mr. Waney’s Shares reported herein were acquired with personal funds. First Winchester’s, Savika’s and Doral Park’s Shares reported herein were acquired with working capital.

Item 4.	Purpose of Transaction

The Shares and the warrants acquired by the Reporting Persons were acquired for investment.  The Reporting Persons intend to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to investment in the Issuer as is deemed appropriate in light of the circumstances existing from time to time. Such actions may involve the sale of all or a portion of the Shares held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.  No  Reporting  Person  has  made  a  determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Reporting Persons reserve the right to change his, her or its intentions with respect to all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer
	(a)	Amount beneficially owned: Mr. Waney may be deemed to beneficially own 2,795,773 Shares, which constitutes approximately 10.4% of the outstanding Shares, due to the following:
1.

628,400 Shares are held by First Winchester, which operates as an equity fund for investors whose investments are directed by Argent Fund Management, Ltd., a United Kingdom corporation.  Mr. Waney is the majority owner of First Winchester Managers, Ltd., a British Virgin Islands corporation, which is the owner of 100% of the voting shares of First Winchester. These Shares held by First Winchester were inadvertently omitted from the Schedule 13D filed on October 17, 2003 and the Amendment No. 1 to such filing, filed on December 31, 2003.

		2.	346,200 Shares are held by Savika. Mr. Waney is the 100% owner of Savika.
		3.	130,000 Shares are held by Doral Park. Mr. Waney is the 100% owner of Doral Park.
		4.	20,000 Shares are held by Shively. Mr. Waney is the 100% owner of Shively.
5.

1,671,173 Shares are held by Mr. Waney as an individual, including 10,709 Series A Preferred Stock convertible into 1,427,895 Shares at $0.75 per Share, 200,000 warrants to purchase Shares at an exercise price of $1.00 per Share, and 43,278 Shares as a result of the exercise of warrants to purchase Shares.

	(b)	The information set forth in Rows 7 through 13 of the cover pages hereto for each Reporting Person is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto, and of Item 5(a) above, is calculated based upon the 25,143,498 Shares outstanding as of January 21, 2005.
(c)

On December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004, Mr. Waney acquired shares of Series A Preferred Stock as a dividend on the shares of Series A Preferred Stock then held by Mr. Waney, which were convertible into a total of 95,477 Shares.  On November 10, 2004, in a cashless exercise, Mr. Waney exercised 133,333 warrants to purchase Shares, at an exercise price of $1.00 per Share, resulting in Mr. Waney’s acquisition of 99,578 Shares.  In open market transactions, Mr. Waney has sold the following:  (i) on December 10, 2004, 3,200 Shares at a price of $3.85 per Share; (ii) on December 13, 2004, 3,300 Shares at a price of $3.85 per Share; (iii) on January 3, 2005, 4,200 Shares at $3.90 per Share; (iv) on January 5, 2005, 600 Shares at $3.90 per Share; (v) on January 6, 2005, 5,000 Shares at $3.90 per Share; (vi) on January 7, 2005, 2,000 Shares at $3.90 per Share; (vii) on January, 20, 2005, 5,000 Shares at $3.90 per Share; (viii) on January 20, 2005, 13,000 Shares at $3.80 per Share; and (ix) on January 21, 2005, 20,000 Shares at $3.80 per Share.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2005
Date
/s/ Gulu C. Waney
Signature
Gulu C. Waney
Name/Title